FORM 12b-25

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                           NOTIFICATION OF LATE FILING


                                                     SEC FILE NUMBER: 00028358

                                                     CUSIP NUMBER: 16937F-10-0


[X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR

         For Period Ended:  December 31, 1997

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part I - Registrant Information

Full Name of Registrant:  CHINA CONTAINER HOLDINGS LIMITED

Former Name if Applicable:   N/A

61, East Garden Road, Yangzhou, Jiangsu, China  225003
(Address of principal executive offices)



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Part II - Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Form 10-K could not be filed within the prescribed time period because the Registrant requires additional time in order to finalize year-end financial information and complete consolidation of financial statements.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Mr. Ma Tieyi                    011-86-514-722-2871
---------------------------------------------------------
(Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required (under Section 13 or 15 (d) of the Securities Exchange Act of 1934) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                 [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] YES [X] NO


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         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                       N/A

                        CHINA CONTAINER HOLDINGS LIMITED
                ------------------------------------------------
                (Name of Registrant as specified in its charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 1998               By:     /s/  Ma Tieyi
                                        -----------------
                                            Ma Tieyi

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